Exhibit 99.1

Bilibili Inc. Announces Fourth Quarter and Fiscal Year 2022 Financial Results

SHANGHAI, March 2, 2023 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter and Fiscal Year 2022 Highlights:

•

Total net revenues were RMB6.1 billion (US$890.6 million) in the fourth quarter of 2022, representing an increase of 6% from the same period in 2021. Total net revenues were RMB21.9 billion (US$3.2 billion) in 2022, compared with RMB19.4 billion in the prior year.

•

Net loss was RMB1.5 billion (US$217.1 million) in the fourth quarter of 2022, narrowed by 29% from the same period in 2021. Net loss was RMB7.5 billion (US$1.1 billion) in 2022, compared with RMB6.8 billion in the prior year.

•

Adjusted net loss[1] was RMB1.3 billion (US$190.6 million) in the fourth quarter of 2022, narrowed by 21% from the same period in 2021. Adjusted net loss was RMB6.7 billion (US$971.8 million) in 2022, compared with RMB5.5 billion in the prior year.

•	Average daily active users (DAUs2) reached 92.8 million in the fourth quarter of 2022, a 29% increase from the same period in 2021.

•	Average monthly active users (MAUs2) reached 326.0 million in the fourth quarter of 2022, a 20% increase from the same period in 2021.

•	Average monthly paying users (MPUs3) reached 28.1 million in the fourth quarter of 2022, a 15% increase from the same period in 2021.

“We ended 2022 with solid DAU growth, improved gross margin and narrowed losses in the fourth quarter,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Following the shift in our priority to target DAU growth, our DAUs increased by 29% year-over-year to 92.8 million in the fourth quarter bringing our DAU/MAU ratio to 28.5%, an improvement from 26.6% in the same period last year. Our community remained highly engaged, with the average daily time spent per user reaching 96 minutes in the fourth quarter, driving the total time spent4 on our platform up by 51% from the same period last year. Nowadays, the changing market environment calls for increased adaptability. As such, we have taken steps to tighten our expenses and streamline our organization to further prioritize commercialization. Moving through 2023, we will elevate our execution in these core areas, ensuring we achieve our financial goals while continuing to foster a welcoming and inclusive community for our users.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “For the fourth quarter, total net revenues reached RMB6.1 billion, gross margin improved to 20.3%, and we further narrowed our adjusted net loss by 21% year-on-year and 26% quarter-on-quarter, respectively. Notably, we reduced our sales and marketing expenses by 28% year-on-year while continuing to grow our DAUs. Since October 2022, we have taken a more active stance toward balance sheet management through convertible senior notes repurchases. As a result, during the period of October 2022 to January 2023, we reduced the aggregate principal amount of our outstanding convertible senior notes by US$932 million. Looking ahead, we will maintain strict cost control measures as we continue to improve our margins and further narrow our losses.”

Fourth Quarter 2022 Financial Results

Total net revenues. Total net revenues were RMB6.1 billion (US$890.6 million), representing an increase of 6% from the same period of 2021.

Mobile games. Revenues from mobile games were RMB1.1 billion (US$166.1 million), representing a decrease of 12% from the same period of 2021, mainly attributable to the lack of new games launches in the fourth quarter of 2022.

Value-added services (VAS). Revenues from VAS were RMB2.3 billion (US$340.7 million), representing an increase of 24% from the same period of 2021, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services, including live broadcasting services, premium membership program, and other value-added services.

Advertising. Revenues from advertising were RMB1.5 billion (US$219.3 million) compared with RMB1.6 billion in the same period of 2021.

E-commerce and others. Revenues from e-commerce and others were RMB1.1 billion (US$164.5 million), representing an increase of 13% from the same period of 2021, mainly attributable to increased revenue from e-sports copyright sub-licensing.

Cost of revenues. Cost of revenues was RMB4.9 billion (US$709.4 million), representing an increase of 4%, from the same period of 2021. The increase was mainly due to higher revenue-sharing costs and content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB2.5 billion (US$365.0 million), representing an increase of 4% from the same period of 2021.

Gross profit. Gross profit was RMB1.2 billion (US$181.2 million), representing an increase of 14% from the same period in 2021, primarily due to increased total net revenues.

Total operating expenses. Total operating expenses were RMB3.6 billion (US$518.6 million), representing an increase of 15% from the same period of 2021.

Sales and marketing expenses. Sales and marketing expenses were RMB1.3 billion (US$183.6 million), representing a 28% decrease year-over-year. The decrease was primarily attributable to reduced promotional spending in the fourth quarter of 2022.

General and administrative expenses. General and administrative expenses were RMB816.8 million (US$118.4 million), representing a 52% increase year-over-year. The increase was primarily due to severance cost of RMB251.7 million related to organization optimization in the fourth quarter of 2022.

Research and development expenses. Research and development expenses were RMB1.5 billion (US$216.6 million), representing an 87% increase year-over-year. The increase was primarily due to expenses of RMB416.7 million associated with the termination of certain game projects and increased depreciation expenses of servers and equipment.

Loss from operations. Loss from operations was RMB2.3 billion (US$337.4 million), compared with RMB2.0 billion in the same period of 2021.

Total other (expenses)/income, net. Other income was RMB850.6 million (US$123.3 million), compared with RMB63.4 million of other expenses in the same period of 2021. The change was primarily attributable to gains of RMB842.8 million from the repurchase of convertible senior notes and partially offset by investments loss charge for certain investees.

Income tax expense. Income tax expense was RMB20.5 million (US$3.0 million), compared with RMB32.8 million in the same period of 2021.

Net loss. Net loss was RMB1.5 billion (US$217.1 million), a 29% decrease from RMB2.1 billion in the same period of 2021.

Adjusted net loss1. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on the repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects, was RMB1.3 billion (US$190.6 million), a 21% decrease from RMB1.7 billion in the same period of 2021.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB3.77 (US$0.55), compared with RMB5.34 in the same period of 2021. Adjusted basic and diluted net loss per share were RMB3.31 (US$0.48), compared with RMB4.22 in the same period of 2021.

Fiscal Year 2022 Financial Results

Total net revenues. Total net revenues were RMB21.9 billion (US$3.2 billion), representing an increase of 13% from 2021.

Mobile games. Revenues from mobile games were RMB5.0 billion (US$728.0 million), representing a decrease of 1% from 2021.

Value-added services (VAS). Revenues from VAS were RMB8.7 billion (US$1.3 billion), representing an increase of 26% from 2021, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services including live broadcasting services, premium membership program and other value-added services.

Advertising. Revenues from advertising were RMB5.1 billion (US$734.5 million), representing an increase of 12% from 2021. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB3.1 billion (US$448.9 million), representing an increase of 9% from 2021, mainly attributable to increased revenue from e-sports copyright sub-licensing.

Cost of revenues. Cost of revenues was RMB18.0 billion (US$2.6 billion), representing an increase of 18% from 2021. The increase was mainly due to higher revenue-sharing costs and content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB9.1 billion (US$1.3 billion), representing an increase of 18% from 2021.

Gross profit. Gross profit was RMB3.8 billion (US$558.1 million), compared with RMB4.0 billion in 2021.

Total operating expenses. Total operating expenses were RMB12.2 billion (US$1.8 billion), representing an increase of 17% from 2021.

Sales and marketing expenses. Sales and marketing expenses were RMB4.9 billion (US$713.4 million), representing a 15% decrease year-over-year. The decrease was primarily attributable to reduced promotional spending in 2022.

General and administrative expenses. General and administrative expenses were RMB2.5 billion (US$365.5 million), representing a 37% increase year-over-year. The increase was primarily due to severance cost of RMB341.4 million related to organization optimization in 2022.

Research and development expenses. Research and development expenses were RMB4.8 billion (US$690.9 million), representing a 68% increase year-over-year. The increase was primarily due to expenses of RMB525.8 million associated with the termination of certain game projects and increased depreciation expenses of servers and equipment.

Loss from operations. Loss from operations was RMB8.4 billion (US$1.2 billion), compared with RMB6.4 billion in 2021.

Total other (expenses)/income, net. Other income was RMB954.4 million (US$138.4 million), compared with RMB284.4 million of other expenses in 2021. The change was primarily attributable to gains of RMB1.3 billion from the repurchase of convertible senior notes and partially offset by investments loss charge for certain investees.

Income tax expense. Income tax expense was RMB104.1 million (US$15.1 million), compared with RMB95.3 million in 2021.

Net loss. Net loss was RMB7.5 billion (US$1.1 billion), compared with RMB6.8 billion in 2021.

Adjusted net loss1. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on the repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects, was RMB6.7 billion (US$971.8 million) compared with RMB5.5 billion in 2021.

Basic and diluted EPS and Adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB18.99 (US$2.75), compared with RMB17.87 in 2021. Adjusted basic and diluted net loss per share were RMB16.95 (US$2.46), compared with RMB14.42 in 2021.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2022, the Company had cash and cash equivalents, time deposits and short-term investments of RMB19.6 billion (US$2.8 billion).

Share Repurchase Program and Repurchase of Convertible Senior Notes

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of December 31, 2022.

In the fourth quarter of 2022, the Company repurchased a total principal amount of US$54 million 2027 Notes and a total principal amount of US$493 million of December 2026 Notes for a total cash consideration of US$420 million.

As of December 31, 2022, the Company had repurchased a total principal amount of US$54 million 2027 Notes and a total principal amount of US$768 million December 2026 Notes for a total cash consideration of US$618 million.

The Company’s repurchase programs of its ADSs or convertible senior notes will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

Recent Developments

On January 11, 2023, the Company completed an offering of 15,344,000 American depositary shares, each representing one Class Z ordinary share, par value US$0.0001 per share of the Company (the “ADS Offering”), at US$26.65 per ADS. Shortly thereafter, the Company completed the exchange of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 (the “Exchange Notes”) purchased by Goldman Sachs (Asia) L.L.C. and its applicable affiliate(s), as duly engaged and authorized by the Company, from the holders of such Exchange Notes in privately negotiated transactions for the Company’s issuance of ADSs. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million was funded by the net proceeds from the ADS Offering. The Company plans to use the remaining net proceeds (after deducting selling commissions) of the ADS Offering in the amount of US$68.8 million to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes.

Outlook

For the full year of 2023, the Company currently expects net revenues to be between RMB24.0 billion and RMB26.0 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

[2]

Starting from the second quarter of 2022, we count our active users as the sum of active users on mobile apps and PC ends during a given period. We calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates.

[3]

The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

[4]

Total time spent represents the total time users spent on our mobile apps during a given period, which is the result of average daily time spent per active user on our mobile apps multiplied by DAUs and further multiplied by the number of days in such period.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 2, 2023 (8:00 PM Beijing/Hong Kong Time on March 2, 2023).

Details for the conference call are as follows:

Event Title:                   Bilibili Inc. Fourth Quarter and Fiscal Year 2022 Earnings Conference Call

Registration Link:        https://register.vevent.com/register/BI22821643c86e4b4d9e82bc0440762b86

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,295,350	1,471,331	1,145,905	5,090,926	5,021,290
Value-added services (VAS)	1,894,518	2,209,711	2,349,809	6,934,886	8,715,170
Advertising	1,587,616	1,354,834	1,512,356	4,523,421	5,066,212
E-commerce and others	1,003,299	757,775	1,134,416	2,834,451	3,096,495

Total net revenues	5,780,783	5,793,651	6,142,486	19,383,684	21,899,167
Cost of revenues	(4,682,981)	(4,739,435)	(4,892,933)	(15,340,537)	(18,049,872)
Gross profit	1,097,802	1,054,216	1,249,553	4,043,147	3,849,295
Operating expenses:
Sales and marketing expenses	(1,761,605)	(1,228,708)	(1,266,149)	(5,794,853)	(4,920,745)
General and administrative expenses	(538,120)	(543,366)	(816,807)	(1,837,506)	(2,521,134)
Research and development expenses	(797,617)	(1,131,010)	(1,493,799)	(2,839,862)	(4,765,360)

Total operating expenses	(3,097,342)	(2,903,084)	(3,576,755)	(10,472,221)	(12,207,239)

Loss from operations	(1,999,540)	(1,848,868)	(2,327,202)	(6,429,074)	(8,357,944)
Other (expenses)/income:
Investment (loss)/income, net	(93,331)	178,603	(166,815)	(194,183)	(532,485)
Interest income	26,583	82,477	108,306	70,367	281,051
Interest expense	(50,097)	(63,753)	(63,558)	(155,467)	(250,923)
Exchange gains/(losses)	4,056	(62,867)	64,648	(15,504)	(19,745)
Debt extinguishment gain	—	—	842,804	—	1,318,594
Others, net	49,349	25,451	65,242	10,411	157,944

Total other (expenses)/income, net	(63,440)	159,911	850,627	(284,376)	954,436

Loss before income tax	(2,062,980)	(1,688,957)	(1,476,575)	(6,713,450)	(7,403,508)
Income tax	(32,787)	(27,083)	(20,461)	(95,289)	(104,145)

Net loss	(2,095,767)	(1,716,040)	(1,497,036)	(6,808,739)	(7,507,653)
Net loss attributable to noncontrolling interests	7,753	2,590	2,382	19,511	10,640

Net loss attributable to the Bilibili Inc.’s shareholders	(2,088,014)	(1,713,450)	(1,494,654)	(6,789,228)	(7,497,013)
Net loss per share, basic	(5.34)	(4.34)	(3.77)	(17.87)	(18.99)
Net loss per ADS, basic	(5.34)	(4.34)	(3.77)	(17.87)	(18.99)
Net loss per share, diluted	(5.34)	(4.34)	(3.77)	(17.87)	(18.99)
Net loss per ADS, diluted	(5.34)	(4.34)	(3.77)	(17.87)	(18.99)
Weighted average number of ordinary shares, basic	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584
Weighted average number of ADS, basic	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584
Weighted average number of ordinary shares, diluted	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584
Weighted average number of ADS, diluted	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	26,163	16,076	14,908	76,232	69,096
Sales and marketing expenses	15,257	15,295	17,815	53,452	59,041
General and administrative expenses	165,669	135,420	136,681	553,526	554,976
Research and development expenses	100,381	84,537	85,391	316,607	357,570

Total	307,470	251,328	254,795	999,817	1,040,683

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2021	December 31, 2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,523,108	10,172,584
Time deposits	7,632,334	4,767,972
Restricted cash	—	14,803
Accounts receivable, net	1,382,328	1,328,584
Prepayments and other current assets	4,848,364	3,545,493
Short-term investments	15,060,722	4,623,452

Total current assets	36,446,856	24,452,888

Non-current assets:
Property and equipment, net	1,350,256	1,227,163
Production cost, net	1,083,772	1,929,622
Intangible assets, net	3,835,600	4,326,790
Goodwill	2,338,303	2,725,130
Long-term investments, net	5,502,524	5,651,018
Other long-term assets	1,495,840	1,517,959

Total non-current assets	15,606,295	17,377,682

Total assets	52,053,151	41,830,570

Liabilities
Current liabilities:
Accounts payable	4,360,906	4,291,656
Salary and welfare payables	995,451	1,401,526
Taxes payable	203,770	316,244
Short-term loan and current-portion of long-term debt	1,232,106	6,621,386
Deferred revenue	2,645,389	2,819,323
Accrued liabilities and other payables	2,633,389	1,643,269

Total current liabilities	12,071,011	17,093,404
Non-current liabilities:
Long-term debt	17,784,092	8,683,150
Other long-term liabilities	481,982	814,429

Total non-current liabilities	18,266,074	9,497,579

Total liabilities	30,337,085	26,590,983

Total Bilibili Inc.’s shareholders’ equity	21,703,667	15,237,828
Noncontrolling interests	12,399	1,759

Total shareholders’ equity	21,716,066	15,239,587

Total liabilities and shareholders’ equity	52,053,151	41,830,570

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	RMB	RMB	RMB	RMB	RMB
Net loss	(2,095,767)	(1,716,040)	(1,497,036)	(6,808,739)	(7,507,653)
Add:
Share-based compensation expenses	307,470	251,328	254,795	999,817	1,040,683
Amortization expense related to intangible assets acquired through business acquisitions	33,227	48,151	48,151	113,405	192,637
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(5,625)	(5,625)	(6,056)	(29,259)
Loss/(Gain) on fair value change in investments in publicly traded companies	96,771	(342,952)	59,688	204,000	52,665
(Gain) on repurchase of convertible senior notes	—	—	(842,804)	—	(1,318,594)
Expenses related to organizational optimization	—	—	251,736	—	341,386
Termination expenses of certain game projects	—	—	416,708	—	525,762

Adjusted net loss	(1,659,813)	(1,765,138)	(1,314,387)	(5,497,573)	(6,702,373)

Net loss attributable to the Bilibili Inc.’s shareholders	(2,088,014)	(1,713,450)	(1,494,654)	(6,789,228)	(7,497,013)
Add:
Share-based compensation expenses	307,470	251,328	254,795	999,817	1,040,683
Amortization expense related to intangible assets acquired through business acquisitions	33,227	48,151	48,151	113,405	192,637
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(5,625)	(5,625)	(6,056)	(29,259)
Loss/(Gain) on fair value change in investments in publicly traded companies	96,771	(342,952)	59,688	204,000	52,665
(Gain) on repurchase of convertible senior notes	—	—	(842,804)	—	(1,318,594)
Expenses related to organizational optimization	—	—	251,736	—	341,386
Termination expenses of certain game projects	—	—	416,708	—	525,762

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,652,060)	(1,762,548)	(1,312,005)	(5,478,062)	(6,691,733)

Adjusted net loss per share, basic	(4.22)	(4.46)	(3.31)	(14.42)	(16.95)
Adjusted net loss per ADS, basic	(4.22)	(4.46)	(3.31)	(14.42)	(16.95)
Adjusted net loss per share, diluted	(4.22)	(4.46)	(3.31)	(14.42)	(16.95)
Adjusted net loss per ADS, diluted	(4.22)	(4.46)	(3.31)	(14.42)	(16.95)
Weighted average number of ordinary shares, basic	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584
Weighted average number of ADS, basic	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584
Weighted average number of ordinary shares, diluted	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584
Weighted average number of ADS, diluted	391,248,558	395,062,497	396,083,505	379,898,121	394,863,584